
FRAGILE





Alcan Investor Workshop

Toronto, October 3, 2006

Christel Bories
President and CEO – Alcan Packaging






SARGENTO
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LAMBERT & BUTLER
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Forward Looking Statements

Statements made in the course of this presentation which describe the Company's or management's objectives, projections, estimates, expectations or predictions may be "forward-looking statements" within the meaning of securities laws. All statements that address the Company's expectations or projections about the future including statements about the Company's growth, cost reduction goals, operations reorganization plans, expenditures and financial results are forward-looking statements. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and actual actions or results could differ materially. Reference should be made to the most recent Form 10-Q or 10-K for a summary of factors that could cause such differences. In addition, certain non-GAAP measures are used which are reconciled to the comparable GAAP measures herein or on the Company's website at www.alcan.com in the "Investors" section.

Value-added Packaging is Our Specialty

Alcan Packaging Sales ($6bn)



Emerging Countries
North America
Western Europe

Packaging Market



Emerging Countries
Western Europe
North America
Japan



Tobacco 7%
Cosmetics 14%
Pharma 16%
Food Flexible 63%



+1,5%
+3,5%
+5,9%
+7,1%
+9,9%
W.Europe
USA
Russia
India
China

GDP Real Growth Rate in 2005

➢**Globally, Alcan is the #1 supplier to all these markets**

Business Environment & Competitive Position

We are operating in structurally growing, profitable market segments



Market size
= 1 bn$
Market Economics
15%
10%
5%
0%
-5%
-10%
-3%
-1%
1%
3%
5%
7%
9%
Market Growth
Food Europe
Food Americas
Food Asia
Pharma
Beauty
Tobacco

Alcan Packaging

During a period of intense input cost pressure and challenging market conditions, we are **successfully building a greatly improved platform** that positions us favorably for the future.

From this improved platform, we will **accelerate the pace of growth** leading to enhanced value creation going forward.

Business Environment & Competitive Position
Evolution of Raw Material Prices

We have experienced a dramatic rise in our raw material prices since 2004. The trend has been flatter in 2006 for resins, though not for aluminum.

Raw material purchases



Other
12%
Film
27%
Paper
4%
Aluminum
21%
Resins
22%
Chemical
products
14%



LDPE resin price
increased by 70%
since 2002
LDPE Resin
Aluminum
Index (1980=100)
250
200
150
100
50
0
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006

Chart based on nominal prices

Business Environment & Competitive Position
Effect of Cost Pressures since 2002

Unprecedented rise in raw material prices significantly squeezed industry margins

NA Flexibles Industry – 2001-2005
Source: Harris Nesbitt, May 2006



Average TTM Gross Margin vs. Resin Pricing
Flexible Packaging Companies
Gross Margin %
Resin Price ($ per lb)
26%
25%
24%
23%
22%
21%
20%
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06
TTM Gross Margin
LLDPE
LPDE

Global Packaging Companies – 2001-2005
Bemis, Sealed Air, Winpak, Huhtamaki, Amcor, Alcan Packaging



EBITDA % Sales
LLDPE - Europe/NA Index 2001=100
EBITDA Margin %
LLDPE Price Index (2001=100)
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
180
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005

- Average EBITDA margin decline of 3.7% from the peak of 2002, and **2.2% from the more average** years of 2001 & 2003
- Weakening economic conditions, especially in Europe, have also been a significant factor contributing to declining margins over the period 2002-2005

Business Environment & Competitive Position
BGP Variance*

Compared to an industry decline of 2.2%, Alcan Packaging has been successful in maintaining margins



$M
Variance = +41M$
$900
$800
$700
$600
$500
$400
$300
582
50
145
(290)
100
36
623
2003 A
Volume
Price/Mix
Raw Materials incl. Energy
Costs incl. Proc.
Other
2005 A

* BGP excluding restructuring charges

Comments

> **Volume growth** achieved in a difficult and competitive business environment.

> Successive waves of raw material and energy price increases resulting in an unprecedented **escalation of input costs**

> Price/Mix reflecting **tough pass through policy** partly offset by competitive price erosion

> **Large cost reductions achieved in excess of inflation** through manufacturing and fixed cost reductions as well as purchasing savings.

Strategic Progress

… Our margins have been relatively more resistant to cost pressures, due to significant progress in strategy implementation.

- Setting **Operating Excellence** as a foundation of our success
- **Rationalization** of our **portfolio**
- Focus on **growing and attractive market** segments

Strategic Progress – Operating Excellence

ALCAN

Setting Operating Excellence as a foundation of our success

- Best in class EHS
  - 56% fewer accidents over 2 years (05 vs 03). YTD RC at 1.10 (end of H2/06)
- Fewer plants, larger operations, more specialized by product and technology
  - 40 plants less since 2004 (with fewer in Western countries and increased presence in emerging economies). Average revenue by plant increased by 15%
- Part of the business in low cost areas
  - From 12% in 04 to 17% of the sales now (06 forecast)
- New operating models in line with customer needs
  - Creation of centres of excellence: e.g. NA Flex, Labels, European Dairy, …
- Deployment of CI as a way to leverage our size (best practice sharing)
  - Target: $72m annual EVA savings in 2006
- Deployment of good management systems
  - Increased procurement leverage through key initiatives
    - Savings 2004-6 : $144m
    - LCC sourcing supported by new focused teams
  - Working capital best practices being implemented
    - Days of Sales Outstanding = 13 days (-19%) reduction since start of 2004

Strategic Progress – Portfolio Rationalization
Exit Mature and Non-Profitable Segments


Global Tobacco* **Print Finishing Sales** $50m. 406 people, 23 sites in UK
Food Americas*: **PET Bottles** Sales $50m. 90 people, 1 site in UK
Food Plastic Bottles, North America: **Sales** $130M, 495 people, 3 sites
Global Tobacco* **Steel Cans** **Sales** $70m. 310 people, 1 site in UK
Food Europe: **Rub-on Tattoos** Sales $5m, 28 people, 1 site in Spain
Food Flexible Sales $30m, 152 people 1 site in Spain
Global Beauty: **Aluminium Tubes** Sales $85m. 780 people, 3 sites: Fr, Cz, Italy
Global Beauty : Bottles **(for Personal Care)** Sales $30m. 312people, 2 sites in France
Global Beauty : **Mass-Market Compacts** Sales $25m. 115 people, 1 site in Italy
Beauty: **Deo-stick** Sales $15m, 184 people 1 site in France
Beauty: **Aerosols** Sales $ 100m, 593 people 5 sites in FR, SP, UK, CZ

Divestments Announced & Completed (Sept YTD 2006):

Total Sales:	**$615M**
Total sites:	**42**

*** Although part of the Global Tobacco sector for management reasons, the businesses of Print Finishing and Steel Cans were serving almost entirely non-tobacco markets.**

Strategic Progress - Growth

… re-aligning our portfolio towards growing and attractive market segments

- Allocate our money & effort to **growing segments** where we can sustain a competitive advantage
  - Some significant progress: **5 greenfields, 7 acquisitions** and some major investments in new capacities/capabilities
  - Growing part of our sales in emerging countries
- **Innovate** with new business / service models
  - **New market-focused models** in Food Europe, China
- **Improve our product mix**
  - Margin Management initiative: "Best Practice" focus on sales performance, pricing. New skills and organization being deployed.

Strategic Progress
Leveraging of Key Competitive Advantages

- **Strong relationships** with most major **customers**
- Greater **purchasing leverage** / selling power due to size and scope
- **Broad footprint** allowing for capacity optimization
- Increased **flexibility** in the portfolio (multiple product offering)
- Existing **platforms in emerging economies** on which we can grow
- **Strong technical capabilities** which can be leveraged across the business
- **Ability to consolidate** the market, supported by experience and know-how regarding business integration
  - Financial strength to implement where value accretive

Strategic Progress – Change in the Footprint

In less than 2 years, we have significantly altered our footprint

	Western Countries 2004	Western Countries 2006		Emerging Countries 2004	Emerging Countries 2006	Emerging Countries % 06/04
Sales	$5.3 B	$4.9 B		$ 0.7B	$ 1.0 B	+43%
% of total revenues	88%	83%		12%	17%	
Number of plants	148	103	-45	32	37	+16%
Capex	262	253		58	115	+98%
Capex as % sales	*5%*	*5%*		*8%*	*12%*	*+98%*
Sales by plant	36	48	+33%	23	26	+13%

Strategic Progress – Restructuring

Extensive restructuring largely complete


80% of restructuring completed
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Strategic Progress

A much stronger platform for future performance than 2 years ago …

- Better focused and **better positioned portfolio**
- **Stronger industrial platform** with fewer, larger, more specialised plants
- Larger part of business in **growing areas** and robust **new project pipeline**
- Strong, expert and diversified **management**

Alcan Packaging

During a period of intense input cost pressure and challenging market conditions, we are **successfully building a greatly improved platform** that positions us favorably for the future.

From this improved platform, we can **accelerate the pace of growth** leading to enhanced value creation going forward.

Creating Further Value – Operational Excellence

Focus on Operational Excellence and Continuous Improvement continues to be key to achieve profitable growth in a competitive environment

Our priority going forward is to **leverage our global operations** to accelerate progress, for example;

- LCC sourcing, e-procurement
- Operational best practice sharing & lean manufacturing deployment
- Shared services and SG&A reductions
- Margin management best practice
- Technology transfers

Creating Further Value – Organic Growth

We can derive substantial further value by accelerating organic growth …

- **"Continuing business"** (excluding portfolio rationalisations) has been growing 4% over the past 3 years, despite adverse packaging environment.
- Numerous **success stories**, including in Western countries, for example:
  - Meat and Dairy US = + 11% pa
  - Labels NA = + 20% pa
  - Global Pharma Flexibles = + 7% pa
  - > Mexico = + 22% pa
  - > China = + 16% pa
- **New focus** on growth has fuelled our pipeline with many **new attractive projects**, some of which have already commenced:
  - Greenfields = Australia (wine caps), USA (labels and tobacco packaging), Russia (tobacco packaging and food), China (beauty)
  - Significant investments in Pharma Flexibles, in Europe and US (90MUS$) in the past 2 years.

*** Grow rates relate to 2004-2006**

Organic Growth – Examples

Alcan Global Pharmaceutical Packaging's Pharma Center in Shelbyville, Kentucky is growing at a CAGR of 12% since 2002 (double the market growth rate)


Rotomec 3000-5 ES

Alcan Packaging Pharma Center

- > The leading player in the North American pharmaceutical flexible packaging market.
- > The only dedicated pharmaceutic flexible packaging facility in North America.
- > $27.5M new investment will enab Alcan to capture growth opportunities.


1 mg
3 mg

A new drug delivery system for inhalable insulin is expected to be a blockbuster product for our customer. The drug, in powder form, is packaged in complex Formpack® blisters. This package is a result of joint efforts between Alcan and the pharmaceutical company.

Creating Further Value – Acquisitive Growth

We can derive substantial further value by accelerating acquisitive growth; we have already identified several potentially attractive opportunities

- **Acquisitions** are important for the growth and development of our business:
  - Quicker establishment of platforms in emerging countries
    - Avoid risks from ramp up of new facilities
    - Skilled local management to accelerate new projects
    - Enhances our market knowledge and commercial opportunities
  - Grow faster in attractive western market segments, without creating overcapacity
  - Consolidation of western market & synergies
- Our focus is **mid-size companies**, specialised in market segments that are attractive to us … and easy to integrate.
- The Companies we are targeting are **profitable companies** with BGP margins in line with our target.

Creating Further Value

We have proven ability to successfully integrate acquisitions which drive value

Mexico

- Acquisition of a strong base (120M$ in 2003, leader in the market, profitable)
- Retained good management
- Capture local market growth (+7% p.a.)
- Develop to the next level:
  - Acquisition of a site in Northern Mexico to serve the US market (Relapasa)
  - Develop new projects with US multinationals
  - Leverage low-cost base

Sales +22% p.a.
Turnover $190m, 1350 employees

China

- Started with a JV (65% of shares) of a sizeable business (70 M$ in 2003)
- Acquisition of the minority shares end of 2005
- Kept former owner as General Manager and local team
- Develop new markets:
  - New Greenfield for Beauty
  - New BU for Pharma / product transfers
  - Tobacco Market study
  - Acquisitions list under review (De Quan acquisition complete)

Sales +16% p.a.
Turnover $110m, 1200 employees

***Grow rates relate to 2004-2006**

Financial Outlook

Despite a very difficult environment, our results are progressing

	2005 ACT	End of June 2006
Op. BGP % Margin	10.2%	10.1%
ROCE bef. P/A	7.5%	10.4%
ROCE aft. P/A	3.7%	4.9%
% Sales in LCC	16.0%	17.0%

- Margins have been impacted by:
  - input cost pressure
  - portfolio transformation costs
- Good asset management led to ROCE improvement
- Margin and ROCE will improve as input costs stabilize.
- BGP margin target remains 15%

TARGET = + 1 pt ROCE per year

Summary

- The substantial consolidation and optimization work performed over the past 2 years has allowed us to **better withstand the intense cost pressures** during that period
- We have **built a stronger platform that positions us favorably for the future.**
- We can **now accelerate the pace of growth** leading to significant further value creation.

APPENDIX

Business Environment & Competitive Position
Evolution of Raw Material Prices

Our resin prices are strongly correlated to oil over the medium-term


LDPE, HDPE and Oil (WTI) Prices
HDPE: HMW film grade
LDPE: General Purpose
Oil: North Sea Crude
Resin Price ¢/lb
Oil Price $/bbl
100
90
80
70
60
50
40
30
20
80
70
60
50
40
30
20
10
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Integration/Synergy Achievements

Our margins have been relatively more resistant to cost pressures, partly due to implementation of our integration/synergy program.

- **Integration**
  - Full alignment on AIMS throughout the organization
  - High degree of integration in all functional areas

- **Synergy Realization**
  - VAW Flexpak integration complete, with target synergies of $45M captured
  - Pechiney integration completed, with actual savings ($148M) well ahead of initial target ($115M)
  - 7 Plants closed

Creating Further Value

We have in place a strong, decentralized and diversified management to grow our business

7 nationalities in the management team

President & Chief Executive Officer
Christel Bories

Vice Presidents

- Vice President & Business Finance Director — **Keith Wilkins**
- Vice President HR & EHS — **Michel Carnec**
- Vice President Strategic Planning & Bus. Dev. — **Adrian Haughton**
- Vice President Procurement — **Carlo Aversa**
- Vice President Information Technology — **Massimo Spada**
- Vice President Continuous Improvement & Operational Excellence — **Colin Smart**
- Vice President Communications — **Colette Chauvière**

Presidents

President Food Packaging, Europe	President Food Packaging, Americas	President Food Packaging, Asia	President Global Pharmaceutical Packaging	President Global Beauty Packaging	President Global Tobacco Packaging
Michael Cronin	**Ilene Gordon**	**Jean -Paul Meausoone**	**Michael Rubenstein**	**François Luscan**	**Ralf Wunderlich**
HQ's: Paris	**Chicago**	**Singapore**	**Montreal**	**Paris**	**Bristol**

ALCAN